UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 28, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Adaptimmune Therapeutics plc

File No. 001-37368 -CF#33630

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   Adaptimmune Therapeutics plc submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on March 17, 2016.

   Based on representations by Adaptimmune Therapeutics plc that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 4.3	through March 18, 2026
Exhibit 4.4	through March 18, 2026
Exhibit 4.34	through March 18, 2026
Exhibit 4.35	through March 18, 2026
Exhibit 4.36	through March 18, 2026

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary